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                 [Letterhead of Embarcadero Technologies, Inc.]

March 7, 2001

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. - Mailstop 4-6
Washington, D.C. 20549
Attn:    Ms. Barbara C. Jacobs
         Ms. Meredith Master
         Mr. Mark P. Shuman

RE: EMBARCADERO TECHNOLOGIES, INC. REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-55730)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Embarcadero Technologies, Inc. ("Embarcadero") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-55730 (the "Registration Statement"). The Registration Statement was originally filed on February 15, 2001.

         Based upon changed circumstances in the securities markets, Embarcadero has determined at this time not to pursue the public offering contemplated by the Registration Statement. None of Embarcadero's securities have been sold under the Registration Statement.

         Embarcadero hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

         Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Embarcadero Technologies, Inc., 425 Market Street, Suite 425, San Francisco, CA 94105 and to Stephen Ferruolo at Heller Ehrman White & McAuliffe LLP, 4250 Executive Square, 7th Floor, La Jolla, CA 92037.

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         If you have any questions regarding this letter, please contact Matthew
Gosling of Heller Ehrman White & McAuliffe LLP at (650) 324-7159.

                                        Sincerely,

                                        Embarcadero Technologies, Inc.



                                        By: /s/Raj P. Sabhlok
                                            -----------------
                                            Raj P. Sabhlok
                                            Senior Vice President and
                                            Chief Financial Officer

cc:      Stephen C. Ferruolo